            Buenos Aires, November 9, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignations – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform that, on the date hereof, the Board of Directors of the Company accepted the resignations presented by Mr. Diego Martín Salaverri, Mrs. Clarisa Lifsic, Mr. Javier Campos Malbrán and Mr. Damián Burgio, to their respective positions as directors and alternate member of the Supervisory Committee since they are not malicious nor inconvenient nor they affect to normal operation of the Board of Directors and or the Supervisory Committee, as the case may be. Likewise, the Board of Directors decided to appoint Mrs. Diana Mondino who was an alternate Director, to replace Mrs. Clarisa Lifsic; Mr. Gabriel Cohen, who was an alternate Director, to replace Mr. Diego Martín Salaverri; and Mr. José María Tenaillon, who was an alternate Director, to replace Mr. Javier Campos Malbrán (in this last case, with effects as of December 1st, 2017).

Sincerely,

María Agustina Montes

Head of Market Relations